(Reference Translation)

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Document Name:	Extraordinary Report

Filed with:	The Director General of the Kanto Local Finance Bureau

Filing Date:	June 15, 2023

Corporate Name:	Toyota Motor Corporation

Name and Title of Representative:	Koji Sato, President

Location of Head Office:	1 Toyota-cho, Toyota City, Aichi Prefecture

Telephone Number:	(0565)28-2121

Name of Contact Person:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.

Nearest Contact Location:	4-18, Koraku 1-chome, Bunkyo-ku, Tokyo

Telephone Number:	(03)3817-7111

Name of Contact Person:	Aki Irie, General Manager, Public Affairs Div.

Places of Public Inspection of the Extraordinary Report:	Tokyo Stock Exchange, Inc. (2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo) Nagoya Stock Exchange, Inc. (8-20, Sakae 3-chome, Naka-ku, Nagoya)

1.	Reason for Filing

Toyota Motor Corporation (“TMC”) is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance relating to the Disclosure of Corporate Affairs, Etc. to report the approval of resolutions at the 119th Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) of TMC.

2.	Description of Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 14, 2023

(2)	Details of the proposed resolutions voted on at the General Shareholders’ Meeting:

(TMC Proposals)

Proposed Resolution 1:	Election of 10 Members of the Board of Directors

It was proposed that the following 10 persons be elected as Members of the Board of Directors:
Akio Toyoda, Shigeru Hayakawa, Koji Sato, Hiroki Nakajima, Yoichi Miyazaki, Simon Humphries, Ikuro Sugawara, Sir Philip Craven, Masahiko Oshima and Emi Osono.

Proposed Resolution 2:	Election of 4 Audit & Supervisory Board Members

It was proposed that the following 4 persons be elected as Audit & Supervisory Board Members:
Katsuyuki Ogura, Takeshi Shirane, Ryuji Sakai and Catherine O’Connell.

Proposed Resolution 3:	Election of 1 Substitute Audit & Supervisory Board Member

It was proposed that Maoko Kikuchi be elected as a Substitute Audit & Supervisory Board Member.

(Shareholder Proposal)

Proposed Resolution 4:	Partial Amendments to the Articles of Incorporation

It was proposed that the provision related to annual review and report on impact on TMC caused by climate-related lobbying activities and the alignment with the goals of the Paris Agreement be added to the Articles of Incorporation.

(3)	Number of “affirmative votes,” “negative votes” or “abstentions” in respect of the resolutions described above, requirements for the approval of such resolutions and results of voting:

(TMC Proposals)

Resolutions	Number of affirmative votes	Number of negative votes	Number of abstentions	Number of voting rights held by shareholders present at the meeting	Results of voting
					Ratio of affirmative votes (%)	Approved/ Disapproved
Proposed Resolution 1
Akio Toyoda	98,429,726	16,332,840	122,530	116,380,296	84.57	Approved
Shigeru Hayakawa	111,487,180	3,236,967	160,785	116,380,132	95.79	Approved
Koji Sato	112,666,383	2,095,588	122,728	116,379,899	96.80	Approved
Hiroki Nakajima	113,104,424	1,715,701	64,717	116,380,042	97.18	Approved
Yoichi Miyazaki	113,063,097	1,755,048	64,717	116,378,062	97.15	Approved
Simon Humphries	113,167,469	1,652,689	64,717	116,380,075	97.23	Approved
Ikuro Sugawara	114,306,180	569,582	9,001	116,379,963	98.21	Approved
Sir Philip Craven	112,468,579	2,407,299	9,001	116,380,079	96.63	Approved
Masahiko Oshima	107,200,676	7,675,162	9,001	116,380,039	92.11	Approved
Emi Osono	112,967,727	1,908,014	9,001	116,379,942	97.06	Approved
Proposed Resolution 2
Katsuyuki Ogura	110,863,408	3,955,664	64,717	116,379,026	95.26	Approved
Takeshi Shirane	110,839,254	3,980,386	64,717	116,379,594	95.23	Approved
Ryuji Sakai	97,502,552	17,373,109	9,001	116,379,899	83.77	Approved
Catherine O’Connell	114,801,034	74,707	9,001	116,379,979	98.64	Approved
Proposed Resolution 3	114,785,974	89,881	9,001	116,379,874	98.63	Approved

(Shareholder Proposal)

Resolution	Number of affirmative votes	Number of negative votes	Number of abstentions	Number of voting rights held by shareholders present at the meeting	Result of voting
					Ratio of affirmative votes (%)	Approved/ Disapproved
Proposed Resolution 4	17,530,863	96,735,680	616,837	116,381,992	15.06	Disapproved

Note:	1.

“Number of affirmative votes”, “Number of negative votes” and “Number of abstentions” include the aggregate affirmative votes, negative votes and abstentions, respectively, exercised in writing or by means of electronic transmission as well as affirmative votes and negative votes, respectively, exercised by shareholders present at the General Shareholders’ Meeting.

2.

“Number of voting rights held by shareholders present at the meeting” is the aggregate number of voting rights exercised in writing or by means of electronic transmission and the number of voting rights held by all shareholders present at the General Shareholders’ Meeting.

3.

The requirements for approval of each resolution are as follows:

For Proposed Resolutions 1, 2, and 3, a majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote.

For Proposed Resolution 4, not less than two-thirds (2/3) of the votes of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote.

In addition, each number of voting rights held by shareholders present at the meeting includes the number of voting rights exercised in writing or by means of electronic transmission.

(4)	Reasons for not including certain voting rights held by shareholders present at the meeting in the number of affirmative votes, negative votes or abstentions:

The number of voting rights exercised prior to the General Shareholders’ Meeting, together with the number of voting rights which were confirmed by TMC as being cast as affirmative votes or negative votes with respect to each of the proposed resolutions by certain shareholders present at the General Shareholders’ Meeting, were sufficient to meet the requirements to approve or disapprove all of the proposed resolutions. Accordingly, voting rights which were held by shareholders present at the General Shareholders’ Meeting but with respect to which it could not be determined whether affirmative votes or negative votes were cast with respect to each proposed resolution were not counted towards the number of affirmative votes, negative votes or abstentions.